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                                            OMB APPROVAL
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                                  OMB Number:           3235-0145
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                             UNITED STATES
                        SECURITIES AND EXCHANGE
                              COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                        (Amendment No. ________)*


                  Peekskill Financial Corporation
-------------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, Par Value $0.01 per share
-------------------------------------------------------------------
                 (Title of Class of Securities)

                          705 385 10 2
             ------------------------------------
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement X. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)      Page 1 of 8 Pages

CUSIP NO. 705385102               13G               Page 2 of 8 Pages




1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peeksville Financial Corporation Employee
      Stock Ownership Plan
     IRS I.D. No. - 37-1249810
------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) X
------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
------------------------------------------------------------------
               5.   SOLE VOTING POWER
NUMBER OF           303,381**
SHARES         ---------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
OWNED BY            24,599*
EACH           ---------------------------------------------------
REPORTING      7.   SOLE DISPOSITIVE POWER
PERSON WITH         327,980**
               ---------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    -0-
------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    327,980**
------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                            --
------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    10.86%
------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    EP
------------------------------------------------------------------
** See Item 4



                           Page 2 of 8 Pages

CUSIP NO. 705385102               13G               Page 3 of 8 Pages




1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Bankers Trust Company, N.A.
     IRS I.D. No. 37-0622729
------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) X
------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------
               5.   SOLE VOTING POWER
NUMBER OF           303,381**
SHARES         ---------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
OWNED BY            24,599*
EACH           ---------------------------------------------------
REPORTING      7.   SOLE DISPOSITIVE POWER
PERSON WITH         327,980**
               ---------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    -0-
------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPORTING PERSON
    327,980**
------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                            --
------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    10.86%
------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    BK
------------------------------------------------------------------
** See Item 4



                           Page 3 of 8 Pages

Item 1(a) Name of Issuer:

          Peekskill Financial Corporation (the "Corporation")

Item 1(b) Address of Issuer's Principal Executive Offices:

          1019 Park Street
          Peekskill, NY  10566

Item 2(a) Name of Persons Filing:

          Peekskill Financial Corporation Employee Stock Ownership Plan (the "ESOP").

          Pursuant to applicable regulations, First Bankers Trust Company, N.A. (the "Trustee"), the Trustee of the ESOP may also be deemed to be a "beneficial owner" of the shares held by the ESOP which have not been allocated to a specific participant account, as described below.

Item 2(b) Address of Principal Business Office:

          The business address of the ESOP is:

          1019 Park Street
          Peekskill, NY  10566

          The business address of the Trustee of the ESOP is:

          Broadway at 12th Street
          Quincy, Illinois  62301-3566

Item 2(c) Citizenship:

          The ESOP trust was established under the laws of the State of Illinois. The Trustee is a national bank incorporated under the laws of the United States.

Item 2(d) Title of Class of Securities:

          Common stock, par value $.01 per share.

Item 2(e) CUSIP Number:  705 385 10 2

Item 3 This statement is filed pursuant to Rule 13d-1(b). The persons filing are an Employee Benefit Plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended, and the Trustee thereof.

Item 4    Ownership:

          The ESOP holds an aggregate of 327,980 shares (10.86% of the outstanding shares of the class) of the Corporation. Of the 327,980 shares held, the ESOP has sole voting power with respect to 303,381 of such shares and sole dispositive power with respect to 327,980 shares. The ESOP has shared voting power with the participants with respect to the 24,599 shares which have been allocated to the accounts of individual participants.

                           Page 4 of 8 Pages

          First Bankers Trust Company, N.A., the Trustee of the ESOP, may be deemed under applicable regulations to "beneficially" own the shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of the shares held by the ESOP. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Corporation Common Stock.

          Pursuant to Section 8.2 of Article VIII of the ESOP, participants in the ESOP are entitled to instruct the Trustee of the ESOP as to the voting of the shares allocated to their accounts. The Trustee is required to vote the shares held by the ESOP which have not been allocated to specific accounts on each issue with respect to which shareholders are entitled to vote in the proportion that the participants had voted the shares allocated to their accounts with respect to such issue. As of the date hereof, 24,599 shares had been allocated to the accounts of individual participants.

Item 5    Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6    Ownership of More Than Five Percent on Behalf of Another
          Person:

          The ESOP shares are held on behalf of the ESOP partici-pants pursuant to the terms of the Peekskill Financial
          Corporation Employee Stock Ownership Plan and Trust
          Agreement.

          Pursuant to Section 8.4 of Article VIII of the ESOP, dividends paid with respect to shares are allocated to participants' accounts in the ESOP as of the record date for the dividend payment and may be paid in cash to the participants, pursuant to the directions of the Board of Directors of the Corporation. Absent such direction by the Board of Directors, cash from the payment of divi-dends is retained in the accounts of participants or, to the extent permitted by law, may be used to repay the ESOP loan. The Trustee has the right to sell allocated shares held by the ESOP, the proceeds from which are allocated to the accounts of individual participants.
          The Trustee also may sell unallocated shares, to the extent such shares are not pledged to secure borrowed funds. With respect to unallocated shares, cash received from the sale of shares or payment of dividends is retained in the ESOP trust and may be used to purchase additional shares or to repay the ESOP loan.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company:

          Not Applicable.


                           Page 5 of 8 Pages

Item 8    Identification and Classification of Members of the
          Group:

          Not Applicable.

Item 9    Notice of Dissolution of Group:

          Not Applicable.

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




























                           Page 6 of 8 Pages

Signature:     After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PEEKSKILL FINANCIAL CORPORATION
Date:  February 17, 1998        EMPLOYEE STOCK OWNERSHIP PLAN




                             By: /s/ Carmen Walch
                                ---------------------------------
                                First Bankers Trust Company, N.A.,
                                Trustee

                                Name:   Carmen Walch
                                Title:  Trust Officer


Date:  February 17, 1998        FIRST BANKERS TRUST COMPANY, N.A.




                             By: /s/ Patricia Brink
                                ---------------------------------
                                Name:   Patricia Brink
                                Title:  Cashier